EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE-MKT: ASM

TSX-V: ASM

FSE: GV6

January 23, 2017

AVINO PROVIDES 2016 YEAR END SUMMARY AND OUTLOOK FOR 2017

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to provide the following 2016 year end summary and outlook for 2017 for the Avino and San Gonzalo Mines, and the Bralorne Gold Mine.

Avino and San Gonzalo Mines

2016 Production Highlights

•	Silver equivalent production – 2,679,334 oz*
•	Silver production – 1,612,060 oz
•	Gold production – 7,119 oz
•	Copper production – 4,206,585 lbs

AgEq was calculated using metals prices of US$17.10 oz Ag, US$1,248 oz Au and US$2.21 lb Cu.

2016 Operational Highlights

•	Commercial production was declared at the Avino Mine on April 1, 2016
•	A new power line to the mine site was completed and is now fully functional, providing sufficient energy to power our existing operations, as well as the future oxide tailings resource operation and mill expansion
•	Construction of the new Tailings Storage Facility commenced
•	An updated NI 43-101 resource estimate was completed for the Avino and San Gonzalo Mines as well as for the Oxide Tailings Resource

During the year, capital expenditures at Avino totaled USD$7.4 million for the continuation of exploration, new and refurbished equipment, commencement of the new tailings storage facility (TSF), infrastructure and sustaining capital.

“We are very pleased with our production and operational achievements at the Avino and San Gonzalo Mines in 2016. Solid future cash flow from Avino and San Gonzalo, and proceeds of the recent bought deal financing will provide the Company with the flexibility to fund capital and exploration projects while maintaining a solid financial position. Providing further flexibility within our budgets is our ability to finance new equipment together with the zero penalty deferral of the Samsung payback. Another productive year is expected in 2017, with plans including a plant and mine expansion to increase throughput capacity at the processing plant by an estimated 70%, advancement of the Oxide Tailings Resource project, continued construction and consideration of new initiatives regarding tailings storage, as well as a three-phased expansion program at Bralorne. The estimated capital expenditure costs for these important plans in 2017 will be an estimated USD$16.3 million, all of which will help the company develop and continue to create shareholder value.”

David Wolfin, President and Chief Executive Officer

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In 2017, capital expenditures at Avino and San Gonzalo are estimated to total USD$12.2 million, as a result of the following capital projects: mill expansion, planned exploration, and continued refurbishment and replacement of mobile equipment.

The Company’s estimated capital expenditures in 2017 include the following: (USD in millions)

Mill expansion to add Circuit 4	$7.1
Mining equipment	$2.5
Tailings Storage Facility	$1.7
Planned exploration	$0.9
Estimated Total	$12.2

Users of this forward-looking information are cautioned that actual results may vary materially from the estimates disclosed. Readers are cautioned against placing undue reliance on these estimates.

In 2017, capital expenditures at Avino and San Gonzalo will include a significant investment of USD$7.1 million for mill expansion to increase throughput capacity to 2,500 tonnes per day “TPD”. The addition of Circuit 4, which will be an exact duplication of Mill Circuit 3, commenced in January, 2017, and will take approximately one year to complete. This expansion will further develop and maintain a solid production profile going forward.

In addition, we are continually testing to improve payables, and are focused on the optimization of the mill and plant with full automation to improve efficiencies and potentially increase recovery rates.

Additionally, USD$2.5 million is budgeted for new mining equipment and fleet expansion, although we will utilize good used equipment when available, and with the long-term business relationships we have with our suppliers it is estimated that a significant portion of the budgeted expenditures could potentially be financed.

An estimated further USD$1.7 million will be invested in the continued construction of the new tailings storage facility, allowing us to advance the Oxide Tailings Resource project. We are also evaluating paste thickening that would be used for backfilling old stopes and the large open pit which would add extensive tailings storage capacity and advance reclamation at same time.

We are also investing approximately USD$0.9 million for additional exploration of the Avino Vein system between the San Luis and Elena Tolosa (current area of production) workings, where the Avino vein remains open at depth. Our exploration drilling program, which commenced in September, 2016, has thus far been comprised of 18 holes totalling 2,955 metres, with positive results from the first 8 holes which were released in December, with the results from the remaining ten holes still pending. The drill results support the continuation of the extensive Avino vein system.

This new area is close to surface and accessible from the existing Avino Mine underground workings. The area was identified as a target of interest as it may have been overlooked in the past, given that on surface and at shallow depths, the Avino Vein system splits into hanging wall and foot wall structures.

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BRALORNE GOLD MINE

“Since acquiring the Bralorne Gold mine in 2014, we have been focused on our long-term commitment to bringing this historical gold mine into production and working on the steps to achieve this goal. We are dedicated to this project and the community in which it is situated.”

David Wolfin, President & CEO Avino Silver & Gold Mines Ltd.

2016 Highlights

•	Completion of an updated NI 43-101 Resource estimate based on a limited exploration program, which increased tonnage and gold ounces
•	Submission of permit applications to resume mining and processing
•	Increase of the capacity of the tailings storage facility in 2015,and the addition of buttresses in 2016 for additional stability
•	New phased mine plan in development
•	Cost effective long hole mining will be tested
•	Modernizing the mining fleet, with the addition of 2 new scoop trams, jumbo drill and a rock breaker
•	Significantly increased water treatment capability with the deployment of a new state-of-the-art microfiltration water treatment
•	First aid facility constructed
•	Woman’s dry facility constructed
•	Deposit on new larger ball mill, and refurbishments made to other areas of the mill
•	Purchase of a new portable crushing plant to free up space inside the mill building
•	Made significant investment in education and training for local First Nations communities to further our CSR objectives

The updated NI 43-101 resource estimate for the property marked a major milestone and validated the development strategy in reopening the mine.

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EXPANSION PROGRAM

A Three Phased Approach

The company’s strategic development plan for future profitable production involves a three-phased, multi-year expansion program which offers a favourable route to Bralorne’s growth potential with manageable capital expenditures and a sequenced approach. The foregoing is expected to leverage existing infrastructure while maintaining low execution risk and offer the flexibility to proceed with all phases with little or no production downtime.

The Company’s objective is to re-open the mine after the completion of Phase One at 100 TPD, which is anticipated to cost US$4.1 million. With improvements highlighted below, we believe the process plant could exceed the 100 TPD capacity.

The company engaged independent engineering professionals to assist in developing a project execution plan to enable production start-up at 100 TPD with eventual expansion to 300 TPD. Independent mining engineers were also engaged to develop a long term mine plan which includes a change to narrow vein long hole mining wherever possible, to replace the historic labour intensive shrinkage mining method. Together with their input, the Company has established a three-phased and disciplined approach to the Bralorne project development.

Advancing Phase One

Engineering and Construction

Preparations for Phase One, which will commence immediately, will include the following work:

•            Demolition of existing coarse and fine ore bin

•            Simplification of the crushing circuit with a larger primary and secondary crushing plant, which has the potential for future expansion to 500 TPD

•            Construction of new fine ore bin

•            Removal of retired equipment (crushing plant, ball mill foundations and pedestals)

•            Exchange of one bank of float cells with new ones

•            Construction of new tailings pumping system

•            Upgrading of existing electrical systems

•            Construction of a new assay lab

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Phase Two Objectives (2018 – 2019)

•            Larger Ball Mill installation

•            Electrical upgrades and new electrical feed for larger Ball Mill

•            Relocation and upgrade of existing Classifying circuit

•            Upgrade of Phase 1 MCC (Mobile Crushing Circuit) installation

Phase Three Objectives (2018 – 2019)

•            Upgrades of existing Flotation Circuit, Concentrate Filtration Circuit, Reagent Circuit, Refinery,

•            New Process Control system installation

•            Upgrade of surface infrastructure, including camp

•            Begin processing at 300 TPD

The Company’s long-term plan is to reach 500 TPD.

Historically, the Bralorne camp consisted of a number of separate mines with combined capacity of more than 500 TPD at a head grade of approximately 0.5 oz/ton. Avino now owns all of the old mines of any significance. The recent updated NI-43-101 resource is shown in the following table. Please also note that the updated NI 43-101 resource is available on SEDAR and on our website at http://www.avino.com/i/pdf/reports/2016_Bralorne_Tech_Report_Final.pdf.

Class	Measured			Indicated			Measured and Indicated			Inferred
	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces
51b FW	8,294	0.26	2,176	33,466	0.2	6,596	41,760	0.21	8,772	147,691	0.19	28,785
51bFW/HW	15,713	0.27	4,313	26,717	0.62	16,639	42,430	0.49	20,953	39,072	0.38	14,828
Alhambra	21,915	0.46	10,153	16,462	0.26	4,259	38,377	0.38	14,412	10,454	0.19	2,001
BK				50,501	0.33	16,822	50,501	0.33	16,822	50,430	0.16	8,064
BK-9870				5,754	0.53	3,058	5,754	0.53	3,058	7,327	0.27	1,986
BKN				37,546	0.36	13,569	37,546	0.36	13,569	46,972	0.3	14,007
Prince										12,790	0.17	2,138
Shaft				41,300	0.28	11,432	41,300	0.28	11,432	25,781	0.27	6,994
Taylor				15,455	0.16	2,510	15,455	0.16	2,510	23,010	0.22	5,097
Total	45,922	0.36	16,643	227,201	0.32	91,528	273,123	0.33	91,528	363,527	0.22	83,900

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category. Figures in the table may not add to the totals shown due to rounding. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects". Mineral Resources are reported at cut-off grades 0.1 ounces per ton gold.

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Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101 reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company.

The Company’s current plan is based on a resource head grade of approximately 0.25 oz/ton. Once Bralorne is operating again, the Company will carry out exploration underground and on surface aimed at adding to the current resource and discovering further high grade zones similar to what was mined in the past.

FIRST NATIONS EDUCATION, TRAINING AN ENGAGEMENT

In 2016, in conjunction with North Island College and St’at’imc Government Services, Avino completed a four-month underground mining training educational cohort for 12 members of the St’at’imc communities. All 12 students graduated from the program and received a number of industry certification tickets. The program, funded largely by the provincial government, involved three months of classroom instruction in Lillooet followed by two weeks of hands on training at the Bralorne Gold Mine. To view the video on the training program please click here https://vimeo.com/172272150.

A second similar program commenced in November, 2016, and will include a state-of-the-art simulator from Sandvik for advanced training on underground mining equipment. This program will conclude in February, 2017; Avino is eager to hire graduates from the programs once the mine re-opens.

Avino expects to release the 2016 year-end financial results in early March 2017, and will hold a conference call to discuss the results. Details of the call, including times and contact numbers, will be announced closer to the date.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino's is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently ramping up for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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